Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

SECOND QUARTER 2022 RESULTS AND CONFERENCE CALL

Toronto (June 28, 2022) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it will release its second quarter 2022 results on Wednesday, July 27, 2022, after normal trading hours.

Second Quarter 2022 Results Conference Call Webcast

Agnico Eagle's senior management will host a conference call on Thursday, July 28, 2022 at 11:00 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-764-8677 or toll-free 1-888-390-0541, access code 895272#. The conference call replay will expire on August 28, 2022.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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